April 22, 2024
Brian Miller
Chief Financial Officer
Tyler Technologies
5101 Tennyson Parkway
Plano, Texas 75024

        RE:     Tyler Technologies, Inc.
                CIK 0000860731

Dear Brian Miller:

        We note the statement you issued on April 17, 2024, regarding a cybersecurity incident that impacted STAR system client data. Please advise us what consideration you gave to reporting this incident as a material cybersecurity incident under Item 1.05 of Form 8-K.

        You may contact Suzanne Hayes at (202) 551-3675 or James Lopez at (202) 551-3536 with any questions.

                                                                Sincerely,

                                                                Division of
Corporation Finance